Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,										Nine Months
											Ended
	2004		2005		2006		2007		2008		June 30, 2009

Earnings:
Earnings before income taxes (a)	$1,893		2,200		2,749		3,178		3,666		1,792
Fixed charges	311		323		313		361		356		260

Earnings, as defined	$2,204		2,523		3,062		3,539		4,022		2,052

Fixed Charges:
Interest expense	$234		243		225		261		244		176
One-third of all rents	77		80		88		100		112		84

Total fixed charges	$311		323		313		361		356		260

Ratio of Earnings to Fixed Charges	7.1	X	7.8	X	9.8	X	9.8	X	11.3	X	7.9	X

(a)	Represents pretax earnings from continuing operations and minority interests in the pretax income of consolidated subsidiaries having fixed charges.